SAK Consulting (Canada) Inc. 2200-1066 West Hastings Street Vancouver, BC V6E 3X2 T: +1.604.681.4196 F: +1.604.687.5532 vancouver@srk com www srk.com

CONSENT OF QUALIFIED PERSON

I, Adrian Dance, confirm that:

I am the Qualified Person for the Metallurgical Testwork and Process Plant Design section of the Annual Information Form (“AIF”) of Nevsun Resources Ltd. dated April March 27, 2018.

I have read National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and understand these Standards as pertains to the work for which I am responsible as disclosed in the AIF.

I am an Associate Consultant (Metallurgy) with SRK Consulting (Canada) Ltd with an office at 2200-1066 West Hastings Street, Vancouver, BC, V6E 3X2, Canada. I am a graduate of the University of British Columbia in 1987 where I obtained a Bachelor of Applied Science and a graduate of the University of Queensland in 1992 where I obtained a Doctorate. I have practiced my profession continuously since 1992 including thirteen years as a consultant and have experience working in a number of gold operations around the world.

I am a Professional Engineer registered with the Association of Professional Engineers & Geoscientists of British Columbia, license # 37151. I am a Qualified Person as defined in NI 43-101, having 26 years of experience which is relevant to the style of mineralization and type of deposits described in the AIF, and to the activity for which I am accepting responsibility.

I have reviewed the AIF to which this statement of consent applies.

I am independent of the issuer as described by Section 1.5 of NI 43-101.

I verify that the information in the AIF is based on and fairly and accurately reflects in the form and context in which it appears, the information in my supporting documentation relating to Metallurgical Testwork and Process Plant Design.

I consent to the release of the AIF and this statement of consent by Nevsun Resources Ltd.

Dated this 27th day of March 2018.

“Adrian Dance”

__________________________

Adrian Dance PhD, PEng

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